April 6, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Upstart Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-255073)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Upstart Holdings, Inc. that the effectiveness of the above-captioned Registration Statement, be accelerated to 5:00 p.m., Eastern Time, on April 8, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that there will be distributed, to each underwriter or dealer who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows.]

Very truly yours,

GOLDMAN SACHS & CO. LLC

BOFA SECURITIES, INC.

CITIGROUP GLOBAL MARKETS INC.

As Representatives of the

Several Underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Rebecca Steinthal
Name: Rebecca Steinthal
Title: Managing Director

BOFA SECURITIES, INC.

By:	/s/ Warren Fixmer
Name: Warren Fixmer
Title: Managing Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Alexander Ivanov
Name: Alexander Ivanov
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]